CAESARS ENTERTAINMENT RESORT PROPERTIES, LLC
One Caesars Palace Drive
Las Vegas, Nevada 89109

November 20, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities

Re:    Caesars Entertainment Resort Properties, LLC
Form 10-K for the Year Ended December 31, 2016
Filed February 15, 2017
File No. 333- 199393
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 2, 2017
File No. 333- 199393

Dear Ms. Monick:
This is in response to the Staff’s letter, dated November 14, 2017, with respect to the above referenced Form 10-Q for the Quarterly Period Ended September 30, 2017 of Caesars Entertainment Resort Properties, LLC (the “Company”, “CERP”, “we”, “us” or “our”) (together with exhibits, the “2017 Quarterly Report”), filed on November 2, 2017.
The Staff requested that we respond by providing the requested information. Certain capitalized terms set forth in the letter are used as defined in the 2017 Quarterly Report. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto, including providing the requested information.
Note 7 - Commitments and Contingencies, page 14

1.
Please tell us how you determined it was not necessary to record a liability for the non-bypassable rate charges as of September 30, 2017. Within your response, please reference the authoritative accounting literature management relied upon.

CERP is a wholly owned subsidiary of Caesars Entertainment Corporation (“CEC”). In September 2017, CEC filed its final notice to proceed with its plan to exit the fully bundled sales system of NV Energy for its Nevada casino properties (the “Final Notice”), including the properties owned by CERP, and purchase energy, capacity, and/or ancillary services from a provider other than NV Energy.
Upon providing the Final Notice, we incurred an exit fee of $20 million that is payable to NV Energy over a six-year period, which we accrued in accordance with ASC 420, Exit or Disposal Cost Obligations (paragraph ASC 420-10-25-12).
We will continue to be a service customer of NV Energy until the transition to unbundled electric service is complete, which is expected to be in the first quarter of 2018 for CERP’s properties (the “Cease-

Ms. Jennifer Monick
Securities and Exchange Commission
Division of Corporation Finance
November 20, 2017

Use Date”). As of September 30, 2017, the Cease-Use Date had not occurred because the Company had not yet executed all the procedures required in order for us to exit from NV Energy’s fully bundled sales system.
For six years following the Cease-Use Date, we will also be required to make ongoing payments to NV Energy for non-bypassable rate charges, which primarily represent our share of NV Energy’s portfolio of renewable energy contracts and the costs of decommissioning and remediation of coal-fired power plants. These charges will be determined based on the Company’s level of usage at the time each charge is calculated, utilizing a rate that may change from time to time.
As of the Cease-Use Date, the Company will no longer be a service customer of NV Energy; as such, we determined that the ongoing payments for non-bypassable rate charges met the classification of costs that will continue to be incurred under the contract without economic benefit to the Company (as described in ASC 420-10-25-11b). We reviewed the guidance at ASC 420-10-25-13 (see below) [emphasis added] when evaluating the appropriate timing of recognition of the non-bypassable rate charges:
A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized at the cease-use date, which is the date the entity ceases using the right conveyed by the contract.
Following the Cease-Use Date, we estimate that the Company will incur approximately $14 million in non-bypassable charges, and we expect to record the liability at a fair value of approximately $12 million as of the Cease-Use Date (in accordance with ASC 420-10-30-9).
* * *
If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (702) 407-6220.

Sincerely,
/s/ Keith A. Causey

Keith A. Causey
Senior Vice President,
Controller and Chief Accounting Officer
Caesars Entertainment Corporation

cc:    Timothy R. Donovan, Esq., Caesars Entertainment Corporation
Scott E. Wiegand, Esq., Caesars Entertainment Corporation